Exhibit 99.1
(Magna Logo)
								Magna International Inc.
								337 Magna Drive
								Aurora, Ontario L4G 7K1
								Tel (905) 726-2462
								Fax (905) 726-7164

                            Press Release

     Magna Announces Shareholder Approval of MI Developments Spin-off

August 19, 2003, Aurora, Ontario, Canada ... Magna International Inc. (TSX:
MG.A, MG.B; NYSE: MGA) today announced that its shareholders have approved the spin-off of MI Developments Inc. ("MID") to Magna shareholders. The transaction was approved by over 97% of the votes cast by the holders of each of Magna Class A Subordinate Voting Shares and Class B Shares, with each class voting separately.

Magna shareholders of record as at the close of business on August 29, 2003 will receive one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares, with cash paid in lieu of fractional MID shares. Subject to the receipt of certain regulatory approvals from Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, trading is expected to commence on an "if, as and when issued" basis on August 20, 2003 for MID Class A Subordinate Voting Shares on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") and for MID Class B Shares on the TSX. Such trading will end at the close of business on August 29, 2003 and regular trading of MID shares on the TSX and NYSE is expected to begin with the opening of the stock markets on September 2, 2003.

MID will own substantially all of Magna's automotive real estate in addition to all of Magna's shareholdings in Magna Entertainment Corp. ("MEC").
MID's real estate business includes real estate assets with an aggregate net book value of approximately $1.1 billion as at March 31, 2003. Immediately following the spin-off, MID will become the fourth largest publicly held commercial real estate company in Canada by equity capitalization.

Belinda Stronach, Magna's President and Chief Executive Officer stated:
"I am pleased with the overwhelming support for the spin-off of MID as a separate public company. This transaction is a win-win for Magna and its shareholders. It unlocks the unrecognized value in MID and MEC, improves Magna's returns and simplifies the valuation of Magna."

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include:
automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 71,000 automotive employees in 206 manufacturing operations and 47 product development and engineering centres in 22 countries.

For further information, please contact Vincent Galifi or Louis Tonelli at (905) 726-7100.